EXHIBIT 99.1

Golar LNG Partners L.P.: 2015 Annual General Meeting

HAMILTON, Bermuda, Aug. 14, 2015 (GLOBE NEWSWIRE) -- Further to the press release of July 6, 2015 giving notice that the Golar LNG Partners LP 2015 Annual General Meeting will be held on September 23, 2015, a copy of the Notice of Annual Meeting of Limited Partners and associated information including the Company's Annual Report on Form 20-F can be found on our website at http://www.golarlngpartners.com and in the attachments below.

Golar LNG Partners LP
Hamilton, Bermuda
August 14, 2015

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

GMLP - Notice of 2015 Annual General Meeting http://hugin.info/147317/R/1945759/705633.pdf

GMLP - 2014 Annual Report on Form 20-F http://hugin.info/147317/R/1945759/705634.pdf

CONTACT: Stuart Buchanan
  Stuart.Buchanan@golar.com
  +442070637911

  Roger Swan
  roger.swan@golar.com
  +44 207 063 7913